Exhibit 99.58

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

AURINIA REPORTS THIRD QUARTER

2013 FINANCIAL RESULTS

Victoria, British Columbia – November 21, 2013: Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) has released its financial results for the third quarter ended September 30, 2013.

Recent Developments

On September 23, 2013, Aurinia announced that it had completed the merger and related transactions (the “Merger Transactions”), designed to create a premier clinical stage pharmaceutical company focused on the global nephrology market, that shareholders approved on August 15, 2013.

In connection with the Merger Transactions, the Company completed a private placement (the “Offering”) of 133,333,333 units, comprised of one common share and one half of a full warrant, at a price of $0.045 per unit for gross proceeds of $6 million. Each whole warrant issuable in the Offering is exercisable to acquire a common share of the combined company for $0.05 for a period of three years from the date of closing. All securities issued in connection with the Offering are subject to a four-month hold period from the date of issuance in accordance with applicable securities law. The financing included investments by established life-science investment funds, Lumira Capital and Difference Capital, with participation from ILJIN Life Science Co. Ltd. and various other investors.

Aurinia’s common shares were posted for trading on a 50:1 consolidated basis (the “Consolidation”) on the TSX Venture Exchange at the opening of market on October 23, 2013 under the new trading symbol “AUP”. The Consolidation resulted in 12,373,623 issued and outstanding Shares.

A number of Board and senior management changes designed to further position the Company to successfully bring its lead product candidate, voclosporin, to market as a therapy for lupus nephritis were announced in September and October, 2013. These included the appointment of Dr. Richard M. Glickman as Aurinia’s Executive Chairman and of Stephen W. Zaruby as the Company’s new President and Chief Executive Officer. In addition, Dr. Robert Foster transitioned his role to Chief Scientific Officer, Mr. Michael R. Martin was appointed as the Company’s new Chief Operating Officer, Dr. Neil Solomons MD was appointed as Chief Medical Officer and Mr. Lawrence Mandt was appointed as Vice President of Regulatory Affairs and Quality. Joining the Company’s Board of Directors were Stephen W. Zaruby and Benjamin (Beni) Rovinski, PhD, Managing Director of Lumira Capital. These individuals bring over 100 years of combined corporate life sciences industry experience to Aurinia.

In October 2013, Aurinia reduced staffing levels in its Edmonton facility by approximately 30% and decreased its leased space footprint by more than 50%. These changes were driven by the physical plant and industry expertise required to execute its focused business plan.

Management believes that layering voclosporin on top of mycophenolate mofetil has the potential to rapidly and significantly improve lupus nephritis patient outcomes. To that end, the Company continues to make preparations for the planned Q1-2014 launch of a phase 2b study of voclosporin in this indication.

Financial Results

The Company reported a consolidated net loss of $2.4 million or $0.01 per common share for the three months ended September 30, 2013, as compared to a consolidated net loss of $1.7 million or $0.01 per common share for the three months ended September 30, 2013.

The increase in the loss for the period reflected one time acquisition and restructuring costs of $1.5 million for the third quarter ended September 30, 2013 as a result of completing the plan of arrangement on September 20, 2013.

For the nine months ended September 30, 2013, the consolidated net loss was $4.2 million or $0.02 per common share compared to a consolidated net loss of $4.5 million or $0.03 per common share for the comparable period in 2012.

The Company recorded revenue of $87,000 for the three months ended September 30, 2013, compared to $86,000 for the three months ended September 30, 2012. The Company recorded revenue of $264,000 for the nine months ended September 30, 2013, as compared to $6.0 million for the same period in 2012. The Company, in 2012 recorded license revenue of $4.4 million related to the Development, Distribution and License Agreement (“DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) which had previously been recorded as deferred revenue and $1.3 million of other revenue on the completion of a sale agreement with its partner, Lux Biosciences, Inc. for previously manufactured Active Pharmaceutical Ingredient. There were no similar items in 2013.

Research and development expenditures decreased to $544,000 in the third quarter of 2013, compared to $554,000 in the third quarter of 2012. The Company incurred net research and development expenditures of $1.3 million for the nine months ended September 30, 2013, as compared to $2.2 million for the same period in 2012. The decrease reflected reduced activity, including reduced salary costs, due to the Company’s limited financial resources available during the period.

Corporate and administration decreased to $511,000 for the third quarter of 2013, compared to $974,000 for the third quarter of 2012. The Company incurred corporate and administration expenditures of $1.4 million for the nine months ended September 30, 2013, as compared with $3.0 million for the same period in fiscal 2012. Corporate and administration expenses decreased primarily due to lower professional and consulting fees. The Company had incurred higher fees due to consulting services related to strategic alternatives and legal fees related to the termination of the DDLA with ILJIN and the resulting arbitral process in 2012.

Other expense (income) reflected income of $66,000 for the third quarter ended September 30, 2013 compared with an expense of $38,000 for the same period in 2012. Other expense (income) reflected income of $57,000 for the nine months ended June 30, 2013 compared to an expense of $4.7 million for the same period in 2012. Other expense for the six months ended September 30, 2012 included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument. There was no similar item in 2013.

For further discussion of the Company’s financial results for the three months ended September 30, 2013 the unaudited interim condensed consolidated financial statements and the Management’s Discussion and Analysis are accessible on Aurinia’s website at www.auriniapharma.com or at www.sedar.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the combined company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For More Information:

Mr. Michael Martin Chief Operating Officer Aurinia Pharmaceuticals Inc. (250) 708-4272 (250) 744-2498 (fax) mmartin@auriniapharma.com	Mr. Dennis Bourgeault Chief Financial Officer Aurinia Pharmaceuticals Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@isotechnika.com

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Revenue
Licensing revenue	59	48	179	4,546
Research and development revenue	28	28	83	83
Contract services	—	10	2	47
Other	—	—	—	1,300

	87	86	264	5,976

Expenses
Research and development	544	554	1,334	2,173
Corporate and administration	511	974	1,432	2,951
Amortization of property and equipment	12	147	39	442
Amortization of intangible assets	70	66	207	198
Acquisition and restructuring costs	1,460	—	1,540	—
Contract services	—	9	—	39
Other expense (income)	(66)	38	(57)	4,672

	2,531	1,788	4,495	10,475

Net loss for the period	(2,444)	(1,702)	(4,231)	(4,499)
Other comprehensive income
Item that may be reclassified subsequently to net income
Net change in fair value on Investment	224	—	—	—

Comprehensive loss for the period	(2,220)	(1,702)	(4,231)	(4,499)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.01)	(0.01)	(0.02)	(0.03)